Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

June 4, 2018

VIA EDGAR AND HAND DELIVERY

Kim McManus

Senior Attorney

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	New Frontier Corporation Draft Registration Statement on Form S-1 Confidentially Submitted April 27, 2018 CIK No. 0001737422

Dear Ms. McManus:

On behalf of our client, New Frontier Corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 24, 2018, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on April 27, 2018 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (“Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form S-1 marked to show changes from the Draft Registration Statement.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Form S-1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

June 4, 2018 Page 2

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover Page

2.	You state that in connection with the forward purchase agreements, your sponsor transferred Class B shares to the anchor investors. Please clarify if the anchor investors paid anything in consideration for such shares or whether the shares were transferred for no value, as an inducement to enter into the forward purchase agreements or otherwise.

Response: The Company has revised the disclosure on the cover page and throughout the prospectus to clarify that the sponsor transferred such Class B ordinary shares to the anchor investors for no cash consideration as an inducement to enter into the forward purchase agreements.

Summary

3.	The defined term “New Frontier” may be confusing since it does not refer to the issuer, New Frontier Corporation, but rather an affiliate of your sponsor, New Frontier Group Ltd. Please consider an alternative defined term that does not mirror the name of the issuer in this offering.

Response: The Company has revised the disclosure throughout the prospectus to use the defined term “NFG” to refer to New Frontier Group Ltd.

4.	Please revise the summary to provide a brief overview of the key aspects of the offering. See Instruction to Item 503(a). In this regard, please move detailed information regarding New Frontier Group Ltd. to your business section or another appropriate section of your filing. Please also eliminate disclosure concerning returns provided by New Frontier Ltd.’s investments or explain how such disclosure is relevant in connection with this offering and tell us whether the disclosure is balanced as to New Frontier Ltd.’s investments. Last, clarify how you will benefit from New Frontier Ltd.’s professional network, relationships, and reputation. In this regard, please clarify the nature of any relationship or transaction you have entered into with New Frontier Ltd.

Response: The Company has revised the summary in response to the Staff’s comment by moving certain detailed information regarding New Frontier Group Ltd. to the business section of the prospectus and removing certain other detailed information, eliminating disclosure concerning returns provided by New Frontier Ltd.’s investments, clarifying how the Company will benefit from New Frontier Ltd.’s professional network, relationships and reputation and clarifying the nature of the relationship between the Company and New Frontier Ltd.

June 4, 2018 Page 3

The Offering, page 6

5.	Refer to the discussion on page 11, describing permitted purchases of public shares and public warrants by your affiliates. Please disclose, if true, that there is no limit on the number of public shares and public warrants that your initial stockholders, officers, directors, advisors, sponsor, or their affiliates may purchase.

Response: The Company has revised the disclosure on page 19 in response to the Staff’s comment to disclose that there is no limit on such purchases, subject to applicable law and the rules of the New York Stock Exchange.

Our Management Team, page 51

6.	You currently provide biographical information regarding Raymond Tam, Meng Gao, Alison Chan, and Harry Chang, who all appear to be employed by an affiliate and not the issuer. Since it appears these individuals are not employed by the issuer, the relevance of this biographical information is unclear. Please remove or revise to clarify how this information is material to investors in this offering.

Response: The Company has revised the disclosure beginning on page 82 in response to the Staff’s comment to clarify how information concerning these individuals is material to investors.

Redemption of Public Shares and Liquidation If No Initial Business Combination, page 59

7.	You state that you may not redeem your public shares in an amount that would cause the company to be subject to the SEC’s penny stock rules. If the optional redemption right is exercised with respect to an excessive number of public shares, you would not proceed with the amendment or the related redemption at that time. Please clarify if the company would liquidate and dissolve in this situation. If not, and this provision would have the effect of extending the time in which you may complete an initial business combination and redeem the shares, please revise throughout to clarify.

Response: The Company has revised the disclosure on page 94 to clarify which steps the Company would take in the event of such circumstances. This provision would not have the effect of extending the time in which the Company may complete a business combination, because this is fixed at 24 months from the closing of the this offering unless extended by approval of the Company’s shareholders.

June 4, 2018 Page 4

Principal Shareholders, page 71

8.	Please identify the natural person or persons with voting and dispositive power over the shares held by New Frontier Public Holding Ltd.

Response: The Company has revised the disclosure on page 114 to identify such natural persons.

Ordinary Shares, page 74

9.	Your statement that holders of Class A ordinary shares and Class B ordinary shares “are entitled to one vote for each share held on all matters to be voted on by shareholders and will vote together as a single class on all matters submitted to a vote of [y]our shareholders except as required by law” is inconsistent with other disclosure indicating that only holders of Class B ordinary shares will have the right to elect directors in any election held prior to, or in connection with, the completion of your initial business combination. Please revise to ensure your disclosure is consistent.

Response: The Company has revised the disclosure on page 122 in response to the Staff’s comment to remove the inconsistency.

Part II – Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page 97

10.	Please revise to identify the anchor investors that entered into the forward purchase agreements. See Item 701(b) of Regulation S-K.

Response: The Company has identified the anchor investors in Item 15 and throughout the prospectus as accredited investors. The Company does not believe that identification of the names of the anchor investors is material to investors in the initial public offering.

11.	We note per your audited balance sheet that 10.75 million shares of Class B common stock were issued and outstanding as of April 19, 2018. Please revise your disclosure herein and elsewhere throughout your prospectus to provide the date of the issuance of such shares to your sponsor, as well as those shares to be transferred to anchor investors when completed.

Response: The Company has revised the disclosure in Item 15 and throughout the prospectus in response to the Staff’s comment.

June 4, 2018 Page 5

Exhibit Index, page 100

12.	Please file all required exhibits as promptly as possible. Please also file executed exhibits, rather than “form of” agreements to the extent the exhibits are executed. If you are not in a position to file your legal opinion with the next amendment, please file a draft copy on EDGAR as correspondence.

Response: The Company has filed forms of legal opinions as Exhibits 5.1 and 5.2 to the registration statement, along with Exhibits 3.1, 10.6, 10.7, 23.1, 23.2, 23.3, 24, 99.1 and 99.2. The Company will file all remaining exhibits in a timely manner in order to facilitate the Staff’s review.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Joel L. Rubinstein